Exhibit 5.2

[Letterhead of Wachtell, Lipton, Rosen & Katz]

September 30, 2016

Triumph Bancorp, Inc.

12700 Park Central Drive, Suite 1700

Dallas, Texas 75251

Re:	6.50% Fixed-to-Floating Rate Subordinated Notes due 2026

Ladies and Gentlemen:

We have acted as special counsel to Triumph Bancorp, Inc., a Texas corporation (the “Company”), in connection with the sale to the Underwriters (as defined below) by the Company on the date hereof of an aggregate of $50,000,000 aggregate principal amount of 6.50% Fixed-to-Floating Rate Subordinated Notes due 2026 (the “Notes”), pursuant to the Underwriting Agreement, dated September 28, 2016 (the “Underwriting Agreement”), between the Company and Sandler O’Neill & Partners, L.P. and FIG Partners, LLC (collectively, the “Underwriters”). The Notes were issued pursuant to the Indenture, dated as of September 30, 2016, as supplemented by the Supplemental Indenture, dated as of September 30, 2016, between the Company and Wells Fargo Bank, National Association, as Trustee (the “Trustee”) (together, the “Indenture,” and together with the Underwriting Agreement and the Notes, the “Transaction Documents”).

The Notes were registered under the Securities Act of 1933, as amended (the “Act”), pursuant to the Registration Statement on Form S-3 (File No. 333-213169) filed by the Company under the Act with the Securities and Exchange Commission (the “Commission”), on September 23, 2016 (the “Registration Statement”). On September 28, 2016, the Company filed with the Commission a Prospectus Supplement dated September 23, 2016 (the “Prospectus”) describing the final terms of the Notes pursuant to Rule 424(b)(5) of the Act.

We have relied, to the extent we deem proper, on (i) guidance of the Staff of the Commission and (ii) oral and written representations and certificates or comparable documents of responsible officers and representatives of the Company and, in certain instances, upon the representations and warranties of the Company contained in the Transaction Documents, as well as upon certificates or other written statements from public officials. We have further assumed, to the extent we deem proper, the legal capacity of all natural persons, the genuineness of all signatures, the authenticity of all documents submitted to us as originals and the conformity to original documents of all documents submitted to us as copies and the authenticity of the originals of such copies. We have not independently verified any such information or assumptions.

We are members of the Bar of the State of New York, and we have not considered, and we express no opinion as to, the laws of any jurisdiction other than the laws of the State of New York that a New York lawyer exercising customary professional diligence would reasonably be expected to recognize as being applicable to the Company, the Transaction Documents or the transactions governed by the Transaction Documents and the federal securities laws of the United States of America, in each case as in effect on the date hereof (the “Relevant Laws”).

Without limiting the generality of the foregoing definition of Relevant Laws, the term “Relevant Law” does not include any law, rule or regulation that is applicable to the Company or the Transaction Documents or such transactions solely because such law, rule or regulation is applicable to or is part of a regulatory regime applicable to any party to any of the Transaction Documents or any of its affiliates due to the specific assets or business of such party or such affiliate.

To the extent that our opinions relate to or depend upon matters governed by Texas law, we have relied upon the opinion letter, dated the date hereof and filed as Exhibit 5.1 to the Company’s Current Report on Form 8-K, filed on the date hereof, of Blackwell, Blackburn & Singer LLP, and our letter is subject to the same assumptions, qualifications and limitations with respect to such matters as are contained in such letter.The opinions and other matters set forth herein are subject to the following qualifications and comments:

(a) We have assumed that (i) each signatory to the Transaction Documents is duly organized, validly existing and in good standing under the jurisdiction of its organization and has all the necessary power and authority under applicable federal, state and foreign law to enter into each such agreement and perform its respective obligations thereunder; (ii) the Transaction Documents have been duly authorized, executed and delivered by each signatory thereto, (iii) the Transaction Documents represent the valid and binding obligation of each signatory thereto (except the Company), enforceable against such party in accordance with its terms; (iv) the Notes have been paid for by the Underwriters and delivered by you in accordance with the terms of the Underwriting Agreement, (v) all of the representations and warranties contained in the Transaction Documents, with respect to factual (but not legal) matters, are accurate, true and correct; (vi) to the extent that the Registration Statement or the Prospectus contains disclosure which you or the Trustee has specifically provided for inclusion therein, such disclosure is accurate in all material respects; (vii) each of the parties thereto have complied and will comply with all terms (including the covenants) contained in the Transaction Documents; (viii) the execution and delivery of the Transaction Documents and the performance and consummation of the transactions contemplated by the Transaction Documents by each of the signatories thereto will not violate, conflict with or result in a breach of, or require any consent under, the charters, by-laws or equivalent organizational documents of any such party; (ix) the execution, delivery and performance by each party of its obligations under the Transaction Documents will comply with generally applicable laws and with any requirement or restriction imposed by any order, writ, judgment, injunction, decree, determination or award of any governmental entity or regulatory agency having jurisdiction over it or any of its assets, and will not result in a default under or breach of any agreement or instrument then binding upon it or result in the creation or imposition of any lien upon or with respect to any property or assets now owned or hereafter acquired by the Company or any of its subsidiaries pursuant to any agreement or instrument then binding upon it and (xi) the Notes have been duly authenticated and delivered by the Trustee in accordance with the requirements of the Indenture.

(b) Our opinions are subject to the effect of (i) bankruptcy, insolvency, fraudulent conveyance, fraudulent transfer, reorganization, moratorium or other similar laws relating to or affecting the rights of creditors generally; (ii) the application of general principles of equity including, without limitation, concepts of materiality, reasonableness, good faith and fair dealing and the possible unavailability of specific performance or injunctive relief, regardless of whether enforcement is considered in proceedings at law or in equity; (iii) the application of public policy, including with respect to rights to indemnity and contribution; and (iv) 12 U.S.C. § 1818(b)(6)(D) (or any successor statute) and similar bank regulatory powers.

(c) The provisions of the Transaction Documents that permit any party thereto to take action or make determinations, or to benefit from indemnities and similar undertakings of any party to such agreements, may be subject to the requirement that such action be taken or such determinations be made, and any action or inaction by such party that may give rise to a request for payment under such an undertaking be taken or not taken, on a reasonable basis and in good faith, and may also be subject to public policy and equitable limitations.

(d) We express no opinion as to the validity or enforceability of (i) any indemnification or contribution provisions of the Transaction Documents to the extent they purport to relate to liabilities resulting from or based upon a party’s own negligence, recklessness, willful misconduct or intentional malfeasance or any violation of federal or state securities or “Blue Sky” laws; (ii) any provisions of the Transaction Documents relating to delay or omission of enforcement of rights or remedies, waivers of defenses, waivers of notices, or waivers of benefits of usury, appraisement, valuation, stay, extension, moratorium, redemption, statutes of limitation or other non-waivable benefits bestowed by operation of law; and (iii) any exculpation clauses, clauses relating to releases of unmatured claims, clauses purporting to waive unmatured rights, severability clauses, and clauses similar in substance or nature to those expressed in the foregoing clause (ii) and this clause (iii).

(e) We express no opinion as to effect of the laws of any jurisdiction wherein any holder of the Notes may be located which limit rates of interest that may be charged or collected by such holder.

(f) We express no opinion with respect to the lawfulness or enforceability of (i) broadly or vaguely stated waivers or waivers of rights granted by law where such waivers are against public policy or prohibited by law; (ii) the enforceability of confession of judgment provisions; (iii) the enforceability of provisions imposing penalties, liquidated damages or other economic remedies; (iv) any provisions in the Transaction Documents which subject the Company to any claim for deficiency resulting from a judgment being rendered in a currency other than the currency called for in the Transaction Documents; or (v) the effect of any provision of the Transaction Documents which is intended to permit modification thereof only by means of an agreement in writing signed by the parties thereto.

(g) We express no opinion as to (i) whether a federal or state court outside of the State of New York would give effect to the choice of New York law provided for in the Transaction Documents, (ii) provisions of the Transaction Documents that relate to subject matter jurisdiction of any federal court in the United States of America to adjudicate any controversy relating to the Transaction Documents, or the transactions contemplated thereby, (iii) any waiver of objections to venue, inconvenient forum, or the like, set forth in the Transaction Documents, (iv) the waiver of jury trial set forth in the Transaction Documents (v) the effect (if any) of any law of any jurisdiction (except the State of New York) in which any enforcement of the Transaction Documents may be sought or (vi) any provisions of any Transaction Document that purports to provide for a rate of interest after judgment.

(h) We express no opinion with respect to: (i) broadly or vaguely stated waivers or waivers of rights granted by law where such waivers are against public policy or prohibited by law, (ii) the enforceability of confession of judgment provisions and (iii) the enforceability of provisions imposing interest penalties, forfeitures or liquidated damages, in each case, insofar as they are contained in the Transaction Documents.

(i) We express no opinion with respect to any provisions of the Transaction Documents insofar as they purport to create rights of set-off.

(j) We express no opinion as to the effect of Section 210(p) of the Dodd-Frank Wall Street Reform and Consumer Protection Act.

(k) We express no opinion as to the validity, legally binding effect or enforceability of any provision in the Transaction Documents that requires or relates to adjustments to the settlement rate in an amount that a court would determine in the circumstances under applicable law to be commercially unreasonably or a penalty or forfeiture.

(l) We express no opinion as to whether, or the extent to which, the laws of any particular jurisdiction apply to the subject matter hereof, including, without limitation, the enforceability of the governing law provision contained in the Notes or the Indenture.

Subject to and based upon the foregoing, and subject to the assumptions, exceptions, limitations, qualifications and comments stated herein, we are of the opinion that the Notes are valid and binding obligations of the Company, enforceable against the Company in accordance with their terms.

This letter speaks only as of its date and is delivered in accordance with the requirements of Item 601(b)(5) of Regulation S-K under the Act. We hereby consent to the filing of a copy of this opinion letter as an exhibit to the Company’s Current Report on Form 8-K, filed on the date hereof, and to the use of our name in the Prospectus forming a part of the Registration Statement under the caption “Legal Matters.” In giving this consent, we do not thereby admit that we are within the category of persons whose consent is required under Section 7 of the Act.

Very truly yours,

/s/ Wachtell, Lipton, Rosen & Katz